UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December  2023

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Other Relevant Information, dated December 19, 2023	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 227 of the Law 6/2023, of 17 March, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

The Company's Board of Directors informs that it has resolved, in its meeting held on 18 December 2023, to unanimously approve, among others, the following resolutions:

•	Accept the resignation submitted by Mr. Victor Grifols Roura to his office as member of the Company's Board of Directors, effective as of the meeting's date, due to his retirement. The Board of Directors has unanimously thanked him for his longstanding services as a member of the Company's Board of Directors, highlighting his invaluable dedication and commitment.

•	Appoint Mr. Albert Grifols Coma-Cros by co-option as a member of the Board of Directors until the next General Shareholders' Meeting is held, and following the favourable report from the Appointments and Remuneration Committee, to fill de vacancy caused by Mr. Victor Grifols Roura's resignation. Mr. Albert Grifols Coma-Cros holds the category of executive director in accordance with the applicable laws.

It is expressly noted that there is still one vacancy on the Board of Directors (the vacancy caused by the resignation of Mr. Steven F. Mayer, which the last Ordinary General Shareholders' Meeting of the Company approved to remain unfilled) and that the Company continues to carry out a selection process in order to fill such vacancy.

In Barcelona, on 19 December 2023

Nuria Martín Barnés Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  December 19, 2023